Exhibit 99.73

VERSES

VERSES AI Announces SimWell Joins the Genius™ Beta Program

Collaboration to Enable Enterprise Clients to Generate Real-Time Data-Driven Decision-Making

VANCOUVER, British Columbia, Nov. 15, 2023 -- VERSES Technologies Inc. (NEO:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence announced that SimWell, a multinational digital simulations company aiming to make the world more efficient through the use of advanced analytics technologies, has agreed to join the private Genius™ Beta Program.

For VERSES and SimWell, this marks a significant milestone as SimWell agrees to become a beta partner for the Genius™ platform. The partnership is expected to leverage VERSES' advanced A.I. and SimWell's experience building advanced simulations to deliver predictive modeling simulations for supply chain logistics, among other applications.

"VERSES and SimWell have a great working relationship and we have built a strong pipeline this year. SimWell has a growing business around simulating data that makes them an ideal user of the Genius™ platform," said James Hendrickson, President and General Manager of VERSES. "Genius™ is expected to allow SimWell to store data for simulation and also be able to quickly combine that data for similarity and fuzzy search capability. We believe this is ideal for use with AI systems to operationalize the simulations."

SimWell specializes in custom development work, particularly in creating digital twins for simulation purposes. Their expertise aligns with the goals of Genius™, which VERSES' believes makes them an ideal candidate to explore and validate the capabilities of this new technology platform.

Jon Santavy, Partner and Chief Revenue Officer at SimWell, added, "Many of our customers want to use our simulation tools to model data processes along with their operational process. We believe that Genius™ will let us map knowledge from data, operations, and physical space and query that knowledge in various ways without having to first build the schema before figuring out how we will use it."

VERSES AI continues to forge partnerships with multinational organizations with the rollout of the beta partnership program, which intends to feature ten partners across multiple industries and of various sizes and stages, each interested in using VERSES' Genius™ platform to deploy smarter and safer intelligent software. The addition of SimWell is another example of new horizons in which artificial intelligence can be leveraged with the objective of achieving enhanced decision-making and operational efficiency.

About VERSES
VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

About SimWell
SimWell is a technology company dedicated to decision support and decision automation using simulation, optimization, and digital twin technology. Headquartered in Montreal, Quebec, SimWell is a multinational company with teams across USA, Canada, Mexico, EMEA, and APAC. For more information, visit: www.simwell.io.

On behalf of the Company
Gabriel René Co-Founder & CEO VERSES AI Inc.
Samara Abramson, Public Relations Manager, VERSES AI Inc. press@verses.ai
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Investor Relations Inquiries
U.S. - Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us
Canada - Leo Karabelas, President, Focus Communications, info@fcir.ca

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable

securities legislation (collectively, “forward-looking statements”). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the fact that SimWell will participate in the Company’s Genius™ Beta Program; the benefits of the partnership between VERSES and SimWell and specifically that it is expected to leverage VERSES’ advanced A.I. and SimWell’s experience building advanced simulations to deliver predictive modeling simulations for supply chain logistics, among other applications; that Genius™ is expected to allow SimWell to store data for simulation and be able to quickly combine that data for similarity and fuzzy search capability and that this will be ideal for use with AI systems to operationalize the simulation; that SimWell will be able to help explore and validate the capabilities of Genius™; that Genius™ will let SimWell map knowledge from data, operations, and physical space and query that knowledge in a variety of ways without having to first build the schema; the potential capabilities of artificial intelligence; and statements regarding the Company’s beta partnership program, including the number and type of partners the Company expects to feature. Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Genius™ beta program will proceed as expected; that the Company’s partnership with SimWell will proceed as currently contemplated and that such partnership will result in the benefits and developments currently expected; that SimWell’s expertise is aligned with the goals of Genius™; that the Company’s predictions and SimWell’s expectations regarding the capabilities of Genius™ will prove to be accurate; that the Company will be successful in the deployment of its resources and personnel; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing the Genius™ technology; and that the Company’s technology will impact the AI market and the Company’s success in the AI market as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and the release and deployment of the Genius™ technology and its other technologies; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Genius™ technology may fail to perform as expected; the Genius™ beta partnership program may not proceed as expected; the partnership with SimWell may fail to yield the expected benefits; SimWell’s expertise may not align with the goals of Genius™; the partnership between VERSES and SimWell may fail to leverage the companies’ strengths and capabilities to deliver the results anticipated; the loss of key personnel; and the loss of key partnerships necessary for the Company to achieve its business objectives. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.